UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

January 15, 2013

Commission File Number: 000-51569

                    STANDARD DRILLING, INC.

(Name of Small Business Issuer in its charter)

Nevada	84-1598154
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

1640 Terrace Way Walnut Creek, CA 94597
(Address of principal executive offices and Zip Code)

(925) 930-0100
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

STANDARD DRILLING, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

STANDARD DRILLING, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF STANDARD DRILLING, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about January 15, 2013, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of Standard Drilling, Inc., a Nevada corporation (“we”, “us”, “SDI” or the “Company”), as of January 10, 2013.  You are receiving this Information Statement in connection with the appointment and resignation of certain persons that will change a majority of the Company’s Board of Directors (the “Board”) pursuant to a change of control transaction.  The resignation of our existing director, and the appointment of new directors, which actions effect a change in the majority of our Board of Directors, will be effective with the close of the transaction contemplated by the Share Exchange Agreement detailed herein.  The closing of the transaction contemplated by the Share Exchange Agreement will not occur until at least ten (10) days following the filing of this Information Statement with Securities and Exchange Commission (the “Commission”) and the mailing of this Information Statement to our shareholders of record.

On January 4, 2013, we entered into a binding letter of intent regarding a share exchange transaction with E-Factor Corp., a Delaware corporation (“E-Factor”), under which we will eventually exchange shares of our common and preferred stock with all the shareholders of E-Factor in exchange for their shares in E-Factor, such that E-Factor will become our wholly-owned subsidiary.  At the initial closing of the contemplated transaction approximately 20 shareholders of E-Factor will exchange approximately 6,390,000 shares of E-Factor’s common stock, which represents approximately 70% of E-Factor’s outstanding common stock, in exchange for 60,000,000 shares of our common stock and 5,000,000 shares of a yet to be created series of preferred stock to be entitled the “Series A Convertible Preferred Stock”.  The transaction will close on or before January 31, 2013, but no sooner than ten (10) days after this Schedule 14f-1 is filed with the Commission and mailed to our shareholders or record (the “Closing Date”).  As a result of these transactions we will undergo a change of control and a change in the Company’s management and Board of Directors, effective at the close the transaction under the Share Exchange Agreement.

Regarding the changes to our Board of Directors, the following will occur, at the Closing Date:

•

David S. Rector resigned from our Board of Directors;

•

Adriaan Reinders will be appointed to our Board of Directors;

•

Marion Freijsen will be appointed to our Board of Directors;

•

James Earl Solomon will be appointed to our Board of Directors; and

•

Thomas Trainer will be appointed to our Board of Directors.

You are urged to read this Information Statement carefully.

You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of the close of business on January 10, 2013, there were 33,458,880 shares of our common stock issued and outstanding.  Our outstanding common stock is held of record by approximately 210 shareholders of record.  Each share of SDI common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on January 10, 2013, the total number of shares owned beneficially by our current directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities, as well as the ownership of the individuals that will be our directors, officers and key employees at the closing of the transaction contemplated by the Share Exchange Agreement. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

At January 10, 2013, we had 33,458,880 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of January 10, 2013 by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	our named executive officers, directors and director nominees as a group.

Unless otherwise indicated, the business address of each person listed is in care of 1640 Terrace Way, Walnut Creek, California 94597. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
David S. Rector (1)	1,000,000	2.9%
International Capital Advisory, Inc. (2)	2,000,000	6.0%
Kystie Finance Ltd. (3)	2,000,000	6.0%
Morrie Tobin (4)	3,980,000	11.9%
Wolverine International Holdings Ltd. (5)	2,000,000	6.0%

All officers and directors as a group (one person) (1)	1,000,000	2.9%

(1)

Mr. Rector is our sole officer and director.  The number of shares beneficially owned by Mr. Rector includes options to purchase 1,000,000 shares of our common stock with an exercise price of $0.125 per share.

(2)	International Capital Advisory, Inc.’s address is 40 Bassano Road, Toronto, Ontario Canada M2N2K1.

(3)	Kystie Finance Ltd.’s address is Post Office Box 958, Pasea Estate Road, Tortola BVI.

(4)

The amount beneficially owned by Mr. Tobin includes 240,000 shares of our common stock held by the Tobin Family Trust over which Mr. Tobin has voting and dispositive control.  Mr. Tobin’s address is 40 Bassano Road, Toronto, Ontario Canada M2N2K1.

(5)	Wolverine International Holdings, Ltd.’s address is Rue Barthelemy Menn 8 1205 Geneva, Switzerland.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our shareholders as well as any equity compensation plans not approved by our shareholders as of December 31, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plan category

Plans approved by our shareholders: None	0	N/A	N/A

Plans not approved by shareholders: 2006 Stock Incentive Plan	1,000,000	$0.125	8,000,000

A description of the 2006 Stock Incentive Plan is contained earlier in this Schedule 14f-1.

Changes in Control

On January 4, 2013, we entered into a binding letter of intent regarding a share exchange transaction with E-Factor Corp., a Delaware corporation (“E-Factor”), under which we will eventually exchange shares of our common and preferred stock, totaling 98% of our outstanding voting control, with all the shareholders of E-Factor in exchange for their shares in E-Factor, such that E-Factor will become our wholly-owned subsidiary.  At the initial closing of the contemplated transaction approximately 20 shareholders of E-Factor will exchange approximately 6,390,000 shares of E-Factor’s common stock, which represents approximately 70% of E-Factor’s outstanding voting stock, in exchange for 60,000,000 shares of our common stock and 5,000,000 shares of a yet to be created series of preferred stock to be entitled the “Series A Convertible Preferred Stock.”  The transaction will close on or before January 31, 2013, but no sooner than ten (10) days after this Schedule 14f-1 is filed with the Commission and mailed to our shareholders or record.  As a result of these transactions we will undergo a change of control and a change in the Company’s management and Board of Directors, effective at the close the transaction under the Share Exchange Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
David S. Rector (1)	66	President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary and Director
Adriaan Reinders (2)	68	Incoming President and Director
Marion Freijsen (2)	50	Incoming Chief Operating Officer and Director
James Earl Solomon (2)	62	Incoming Director
Thomas Trainer (2)	66	Incoming Director

(1)

Mr. Rector has submitted his resignation, effective at the close of the transaction with the shareholders of E-Factor Corp., which will not occur until at least 10 days after this Information Statement is mailed to our shareholders.

(2)

Will be assuming executive officer and Director position at the close of the transaction contemplated by the Share Exchange Agreement, which will be on or before January 31, 2013, but no sooner than ten (10) days after this Schedule 14f-1 is mailed to our shareholders or record.

David S. Rector – Outgoing President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary and Director.  Mr. Rector has served as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director since November 2007, and will resign from all positions effective with the closing of the transaction contemplated by the Share Exchange Agreement.  Mr. Rector previously served as a member of the Board of Directors, the Chief Executive Officer, President, principal accounting officer, Secretary, and Treasurer of Nevada Gold Holdings, Inc. (OTCBB: NGHI) from April 2004 until December 2008.  Mr. Rector previously served as President, Chief Executive Officer and Chief Operating Officer of Nanoscience Technologies, Inc. from June 2004 to December 2006.  Since June 1985, Mr. Rector has been the principal of the David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries.  From January 1995 until June 1995, Mr. Rector served as the General Manger of the Consumer Products Division of Bemis-Jason Corporation.  Mr. Rector was employed by Sunset Designs Inc., a manufacturer and marketer of consumer product craft kits from June 1980 until June 1985. From June 1983 until June 1985, Mr. Rector served as President and General Manager of Sunset, from August 1981 until May 1985, Mr. Rector served as an Administrative and International Director of Sunset, and from June 1980 until August 1981, Mr. Rector served as Group Product Manager for Sunset.  Mr. Rector received a Bachelor’s degree in Business Administration from Murray State University in 1969.

Mr. Rector currently serves, or has served during the last five years, on the Board of Directors of each of the following public companies for the respective tenures indicated below.

Public Company Name	Tenure as Director
Senesco Technologies, Inc. (NYSE AMEX:SNT)	February 2002-present
Dallas Gold & Silver Exchange (NYSE AMEX:DSG)	May 2003-present
Nevada Gold Holdings, Inc. (OTCBB: NGHI)	April 2004-May 2012
California Gold Corp. (OTCBB:) (f/k/a US Uranium)	June 2007-May 2012
Li3 Energy, Inc. (OTCBB: LIEG)	June 2008 – Oct 2011
Universal Gold Mining Corp. (OTC Markets Grou:FEDS)	September 2008-November 2010
RxElite, Inc. (OTCBB: RXEI)	September 2007-February 2009
Nanoscience Technologies, Inc. (NANS.OB)	June 2004 - December 2006

Pershing Gold Corp

          June 2011 – November 2012

Valor Gold Corp

          May 2012 - present

Adriaan Reinders – Incoming Director and President.  Mr. Reinders has launched numerous businesses from the ground-up, growing and selling them through all economic cycles. He is the Co-Founder and Chief Executive Officer (CEO) of The E-Factor Corp., a global social network for entrepreneurs providing them with online and offline support regarding funding, business development, cost savings and knowledge Mr. Reinders oversees the daily operations of the company, and his responsibilities include locating funds for company expansion. Mr. Reinders is also the Co-Founder and until 2010 served as an Executive Board Member of OHM Inc., a sales consulting firm serving emerging technology companies. Further, he was a founder and served as the Acting Chief Executive Officer of Supply Chain Solutions B.V., a global business solutions firm specializing in supply chain management and software services for the U.S. pharmaceutical manufacturers and large European retailers. In 1989, Mr. Reinders founded Rijnhaave, a Netherlands information technology company specializing in systems integration, and subsequently executed six acquisition transactions in the Netherlands and the U.S. before selling the company to Syntegra, a subsidiary of British Telecom. In 1975, Mr. Reinders founded Microlife, a Netherlands information technology firm specializing in customer services and training for mainframe environments. Mr. Reinders’ extensive engagements include serving as a board member of the Kelley School of Business at the University of Indiana, the Executive Chairman of Artilium (a publicly held company), and a former Board Member of Global IT Division of British Telecom. He is also a frequent speaker and a published author with books on entrepreneurial networking and social media. Mr. Reinders holds a degree in Social Geography from the University of Amsterdam.

Marion Freijsen – Incoming Director and Chief Operating Officer. Ms. Freijsen is the Co-Founder and Chief Operating Officer (COO) of E-Factor Corp., the world's largest global social network for entrepreneurs providing members with online and offline support regarding funding, business development, cost savings and knowledge.  Ms. Freijsen was responsible for and managed the build of the E-Factor platform supporting the now more then 1 million members. E-Factor has approximately 700,000 members in the U.S. and provides 60 events annually across the U.S.  Ms. Freijsen is also the owner of Elegio BV, a Netherlands company providing business consulting and management expertise in the areas of strategy, vision, finance, international expansion and business development for clients such as ING, Lloyds, BASF and Numico.  In addition, Ms. Freijsen is the founder and the former Chief Executive Officer (CEO) and Executive Board Member of OHM Inc., a sales consulting firm serving emerging technology companies.  Ms. Freijsen co-launched OHM Business Development with no outside investment, and in five years established a portfolio of more than 100 clients.  Her expertise includes arranging meetings for clients with the senior management and/or board members of Fortune 1500 companies, such as HSBC, Barclays Bank, ING, BP, Shell and Exxon.  Ms. Freijsen’s background includes serving as a former Vice President (Central Europe) for Currenex Ltd., Commercial Director of Speedport NV, Country Manager (Benelux) for Newsedge Corp., Major Account Manager for ICV Ltd. / S&P Comstock, and Account Manager for Bloomberg Financial Markets.  Ms. Freijsen is the co-author of two books (the most recent published in November 2012 called "The E-Factor: Entrepreneurship in the Social Media Age"). She is a frequent speaker at global conferences in cities such as New York, Boston, San Francisco, London, Amsterdam and Berlin. In 2012 she was invited to participate in the debate by the White House committe on Job Creation and she critiqued one of the presedential debates on Wall Street Journal TV from a Small Business perspective.  Ms. Freijsen holds a marketing degree from the Chartered Institute of Marketing in London.

 James Earl Solomon – Incoming Director. Mr. Solomon is a Certified Public Accountant (CPA) and has served as a Chief Financial Officer (CFO), Director and Audit Committee Chairman of several publicly held companies.  Since 2008, Mr. Solomon has been the Chief Financial Officer and a Director of Broadcast International.  From 2001 – 2008, he served as a Director of Nevada Chemicals Company, and from 1990 – 2001, he was a Director of Lifshultz Industries. Mr. Solomon has served as the Audit Committee Chairman for Broadcast International, Nevada Chemicals Company, and Lifshultz Industries, all publicly held companies.

Thomas Trainer – Incoming Director. Mr. Trainer has more than 40 years of experienced in the field of information technology, which began in 1966 when he joined Honeywell Inc.  Mr. Trainer has served as Chief Information Officer (CIO) for Citigroup during which time Citi's revenues grew from US$18 billion to US$35 billion, Reebok, Eli Lilly & Co., Seagram, and PepsiCo.  He has received several industry awards, including being named the “CIO of the Year” in 1994 by Information Week Mgazine in recognition of his leadership of Reebok Business Process / Information Technology Global Transformation.  Mr. Trainer was also recognized as the “CIO of the Decade” in 1998 by CIO Magazine, and he was awarded the “Albert Einstein Award” for Information Technology in Jerusalem in 2005 by the former Israeli Prime Minister, Mr. Ehud Barak.   Mr. Trainer is the former Chairman and a current Board Member of BTM Corporation, a private technology company.  He is also a former Board Member of Artilium Corp. (based in Belgium and publicly traded in London, England) and Eqmentor, a private company. Mr. Trainer resides currently in Charleston, SC.

Family Relationships

There are no family relationships between or among the above directors, executive officers or persons nominated or charged by us to become directors or executive officers.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between our officers and directors and us.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate.  These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with our business with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated.  Our affiliates are in no way prohibited from undertaking such activities, and neither us nor our shareholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities.  We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Our policies and procedures regarding transactions involving potential conflicts of interest are not in writing.  We understand that it will be difficult to enforce our policies and procedures and will rely and trust our officers and directors to follow our policies and procedures.  We will implement our policies and procedures by requiring the officer or director who is not in compliance with our policies and procedures to remove himself and the other officers and directors will decide how to implement the policies and procedures, accordingly.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

During the most recent fiscal year, to the Company’s knowledge, the following delinquencies occurred:

Name	No. of Late Reports	No. of Transactions Reported Late	No. of Failures to File
David S. Rector	0	0	0

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Board Meetings

During the fiscal year ended December 31, 2012, our Board of Directors held no meetings. Our Board of Directors has not established any committees.

Committees of the Board of Directors

Our Board of Directors presently consists of only one individual, Mr. David S. Rector.  As such, our Board of Directors has not established any committees of the Board of Directors.  All matters relating to audit, compensation and nominations are considered and acted upon by the Board of Directors.  Following the Closing Date, no assurance can be given that our Board of Directors will establish any committees.

Nominee Recommendation Procedures

Our Board of Directors has not established a formal process for stockholders to nominate directors or to send communications to members of the Board of Directors.  As of the date of this filing, our Board of Directors has never received any nominations from stockholders.  Any stockholder may send a communication or nomination to any member of the Board of Directors to our address at [1640 Terrace Way, Walnut Creek, CA  94597] Attn: President.  If we receive a communication, it will be forwarded to the relevant member of our Board of Directors, and if we receive a director nomination, it will be forwarded to the entire Board of Directors.

Director Independence

Our Board of Directors currently consists of one individual, Mr. David S. Rector.  Mr. Rector is currently our President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer.  After the Closing Date, our Board of Directors will be Adriaan Reinders, Marion Freijsen, James Earl Solomon and Thomas Trainer.  Mr. Reinders and Ms. Freijsen will also be our Chief Executive Officer and Chief Operating Officer, respectively, and, as a result will not be independent directors.  Mr. Solomon and Mr. Trainer will be independent directors.

EXECUTIVE COMPENSATION

The following table summarizes all compensation recorded by us in the last three completed fiscal years for our principal executive officer, each other named executive officer serving as such whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2012:

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compen-sation ($) (g)	Non-qualified Deferred Compen-sation Earnings ($) (h)	All Other Compen-sation ($) (i)	Total ($) (j)
David S. Rector (1)	2012	0	0	0	0	0	0	0	0
	2011	0	0	0	0	0	0	11,500	11,500
	2010	0	0	0	0	0	0	60,000	60,000

(1)

Mr. Rector’s compensation includes $60,000 per year in consulting fees to an entity owned by Mr. Rector under the terms of an oral agreement as compensation for his services to us for 2012, 2011 and 2010, respectively.  No payments were made in 2012 or 2011.

 How Mr. Rector’s Compensation is Determined

Mr. Rector is not a party to an employment agreement with our company.  Under the terms of an oral agreement, we make periodic payments to an entity owned by Mr. Rector (The David Stephen Group) as compensation for his services to us as our sole officer and director.  The amount of this compensation is determined from time to time by our Board of Directors, of which he is the sole member.  Currently, the Company has been paying Mr. Rector (through the David Stephen Group) $5,000 per month for his services.  Mr. Rector is presently deferring payment of his compensation so as to maximize our cash resources. The amount of compensation paid is arbitrary and such compensation is not tied to any performance goals or other traditional measurements.  The Board has also, from time to time, awarded Mr. Rector with stock option grants as compensation for his services.  The number and terms of the options granted to Mr. Rector is arbitrarily determined and relies on no specific formula.  The amount of compensation to be paid to Mr. Rector’s company may be increased or decreased from time to time at the sole discretion of our Board.  Mr. Rector provides various corporate and administrative services for the Company, including managing all accounting, auditing, banking, legal, and SEC-reporting matters, overseeing public relations / investor relations, state certifications, and transfer agent activities, and working actively on locating and negotiating with potential merger/acquisition candidate companies.  Mr. Rector also provides office space, furniture, and telecommunications equipment to the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2012:

OPTION AWARDS						STOCK AWARDS
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)

David S. Rector	1,000,000	-	-	$0.125	June 2013	-	-	-	-

2006 Stock Incentive Plan

In connection with our acquisition of Standard Drilling Delaware, we assumed the 2006 Stock Incentive Plan that had previously been adopted by the Board of Directors and shareholders of Standard Drilling Delaware. The plan permits grants of options or restricted stock to employees, board members, officers or consultants. The plan is administered by our Board of Directors. The Board has the authority to determine the persons to whom awards are to be granted, the time at which awards will be granted, the number of shares to be represented by each award, and the consideration to be received, if any. The committee administering the plan also has the power to interpret the plan and to create or amend its rules.

Reservation of Shares. Grants of stock options and restricted stock may be made pursuant to the plan. The number of shares of common stock issued under the plan may not exceed 9,000,000 shares. Shares shall be deemed to have been issued under the plan only to the extent actually issued and delivered pursuant to an award. To the extent that an award lapses or the rights of its holder terminate, any shares of common stock subject to the award will again be available for the grant of an award under the plan. The maximum number of shares that may be issued under the plan, as well as the number and price of shares of common stock or other consideration subject to an award under the plan, will be appropriately adjusted by the committee in the event of changes in the outstanding common stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges or other relevant changes in capitalization or distributions to the holders of common stock occurring after an award is granted.

Stock Options. The plan provides for granting (1) “incentive” stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and (2) stock options that do not constitute incentive stock options (“non-statutory” stock options). The exercise price for an option granted under the plan is determined by the committee but will be no less than the fair market value of the option, which will be based on the fair market value our common stock on the date the option is granted. The option price upon exercise shall be paid in the manner prescribed by the committee. Additionally, stock appreciation rights may be granted in conjunction with incentive stock options or non-statutory stock options. Stock appreciation rights give the holder, among other things, the right to a payment in cash, common stock, or a combination thereof, in an amount equal to the difference between the fair market value of our common stock at the date of exercise and the option exercise price. Non-statutory options will have an exercise price determined by the committee and such exercise price may be less than the fair market value of the common stock on the date of grant. The options granted under the plan are assignable and transferable pursuant to compensation committee approval. In the event that incentive stock option grants are made under the plan, such options will be subject to more stringent restrictions on transfer.

Restricted Stock. The plan permits the committee to grant restricted stock awards. Shares of common stock will be issued or delivered to the employee, consultant or director at the time the award is made without any payment to us (other than for any payment amount determined by the committee in its discretion), but such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit and surrender such shares to us as may be determined in the discretion of the committee. The committee may provide that the restrictions on disposition and the obligations to forfeit the shares will lapse based on (1) the attainment of one or more performance measures established by the committee, (2) the holder’s continued employment or continued service as a consultant or director for a specified period, (3) the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion or (4) a combination of any of these factors. Upon the issuance of shares of common stock pursuant to a restricted stock award, except for the foregoing restrictions and unless otherwise provided, the recipient of the award will have all the rights of our stockholders with respect to such shares, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. The committee may, in its discretion, fully vest any outstanding restricted stock award as of a date determined by the committee.

Change of Control. The plan provides that, upon a Corporate Change (as hereinafter defined), the committee may accelerate the vesting of options, cancel options and make payments in respect thereof in cash, or adjust the outstanding options as appropriate to reflect such Corporate Change (including, without limitation, adjusting an option to provide that the number and class of shares of common stock covered by such option will be adjusted so that the option will thereafter cover securities of the surviving or acquiring corporation or other property (including cash) as determined by the committee). The plan provides that a Corporate Change occurs if (1) we are not be the surviving entity in any merger or consolidation (or we survive only as a subsidiary of an entity), (2) we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets to any other person or entity, (3) we are to be dissolved and liquidated, (4) any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Exchange Act, acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the outstanding shares of our voting stock (based upon voting power), or (5) as a result of or in connection with a contested election of directors, the persons who were our directors before such election shall cease to constitute a majority of our Board of Directors.

Term and Amendment. Our Board of Directors may terminate the plan at any time with respect to any shares of common stock for which awards have not been granted. Our Board of Directors has the right to alter or amend the plan at any time, provided that no change in the plan may be made that would impair the rights of a participant in the plan with respect to an award previously granted without the consent of the participant. In addition, our Board of Directors may not, without the consent of our stockholders, amend the plan to (1) increase the maximum aggregate number of shares that may be issued under the plan or (2) change the class of individuals eligible to receive awards under the plan.

Outstanding Awards. As of December 31, 2012, the outstanding options to purchase common stock under the plan consisted of 1,000,000 options to purchase shares of common stock in the aggregate at an exercise price of $0.125 per share.

Compensation of Directors

We have not established standard compensation arrangements for our directors and the compensation, if any, payable to each individual for their service on our Board will be determined from time to time by our Board of Directors based upon the amount of time expended by each of the directors on our behalf.  The sole member of our Board of Directors did not receive compensation for his services for the year ended December 31, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

During 2012 and 2011 we paid $-0- and $11,500, respectively, in consulting fees to David Stephen Group, an entity owned by Mr. Rector, our President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer, as compensation for his services to us as our sole officer and director.

We do not have a policy regarding the review, approval or ratification of transactions with related parties.

Director Independence

We do not have any independent directors. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship that, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

•

the director is, or at any time during the past three years was, an employee of the company;

•

the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•

a family member of the director is, or at any time during the past three years was, an executive officer of the company;

•

the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

•

•

the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Mr. Rector is not considered independent because he is an executive officer of the Company.

We do not currently have a separately designated audit, nominating or compensation committee.

Dated: January 15, 2013	By order of the Board of Directors

/s/ David S. Rector
David S. Rector, Chief Executive Officer and Director